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MATTHEWS STUDIO EQUIPMENT GROUP

EXHIBIT (11.8) LETTER ISSUED BY NASDAQ

THE NASDAQ STOCK MARKET, INC.



April 15, 1996


Mr. John D. Murray
Executive VP & CFO
Matthews Studio Equipment Group
2405 Empire Avenue
Burbank, CA  91504

Dear Mr. Murray:

Reference is made to our letter dated January 23, 1996, and the submissions on behalf of Matthews Studio Equipment Group (the "company") dated January 30, 1996, February 13, 1996, March 11, 1996 and April 11, 1996 as they relate to the issuance of Warrants and the Special Voting Preferred Share pursuant to the Purchase Agreement dated July 27, 1995 (the "Agreement") with ING Equity Partners, L.P.I ("ING"). The company has requested confirmation of compliance with Part III, Section's 6(i)(1)(c), 6(i)(1)(d)(ii) and 6(j) of Schedule D to the NASD By-Laws as the provisions therein relate to the transaction with ING. In addition, the company has requested confirmation that the amendments dated April 5, 1996, with respect to the grant of stock options to purchase 200,000 shares of common stock to each of Mr. Carlos D. De Mattos and Mr. Edward Phillips result in compliance with Part III, Section 6(i)(1)(a) of Schedule D to the NASD By-Laws.

Specifically, the company has submitted the following amendments, duly executed by the appropriate parties, in order to alleviate our concern that the subject transactions were completed in violation of the aforementioned provisions of Schedule D.

     -    Amendment No. 1 to Common Stock Purchase Warrant dated April 5, 1996;
     - Matthews Studio Equipment Group Amended and Restated Certificate of Determination dated April 9, 1996;
     -    Amendment No. 1 to Purchase Agreement dated April 5, 1996;
     -    Senior Subordinated Note due July 27, 2000 in the amount of
          $4,900,000;
     -    Senior Subordinated Note due July 27, 2005 in the amount of $100,000;
     -    Amendment No. 1 to Stockholders Agreement dated April 5, 1996;
     -    First Amendment to Employment Agreement dated April 5,

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          1996, with Edward Phillips and Carlos D. De Mattos; and
     - Approval of the Secretary of State of California dated April 12, 1996 of the Amended and Restated Certificate of Determination dated April 9, 1996.

Based upon our review of the transaction with ING, as amended, we have determined that shareholder approval is not required pursuant to Part III, Section's 6(i)(1)(c) or 6(i)(1)(d)(ii) for the issuance of the Warrants to ING. In addition, the modifications resulting in the prior issuance of the Special Voting Preference Share being null and void ab initio has eliminated our concern with respect to Part III, Section 6(j). In addition, the grant of stock options to Mr. Phillips and Mr. De Mattos, subject to the approval of stockholders, is in compliance with Part III, Section 6(i)(1)(a). Therefore, the company is in compliance with the provisions of Section's 6(i) and 6(j) with respect to the transactions discussed in our letter dated January 23, 1996 and our review of this matter has been closed.

Please note that any subsequent sale and/or issuance of common stock or securities convertible into or exercisable for common stock to ING pursuant to the participation rights granted in any of the agreements listed in the Exhibit Index on page 5 of the Form 8-K dated July 27, 1995 or the amendments thereto may require shareholder approval if the provisions of Section 6(i) are applicable. We reserve the right to review such future sale/issuances for compliance with Part III, Section's 6(i) and 6(j) of Schedule D to the NASD By-Laws. In addition, we strongly recommend that the company discuss any future material transactions with the NASD staff to ensure compliance with the requirements for continued listing on The Nasdaq Stock Market.

This determination is based on the facts and circumstances particular to the Company and this matter should not be interpreted as precedent regarding the shareholder approval requirement. Furthermore, this determination does not supersede any provision of the Company's charter or by-laws or any applicable state or federal law, rule, or regulation, and The Nasdaq Stock Market renders no opinion regarding the merits of the described plan.

If you have any questions relating to the compliance issues discussed above, please contact me at (202) 496-2584.

Sincerely,

/s/ John E. Puchalla
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John E. Puchalla
senior Analyst